UNITED STATES OF AMERICA
BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT
STRATEGIC FUNDS, INC.	OF 1940 FOR AN ORDER OF EXEMPTION
and THE DREYFUS CORPORATION	FROM SECTION 15(a) OF THE INVESTMENT COMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES
AND FORMS

File No. 812-__________

Written or oral communications regarding this Application

should be addressed to:

David Stephens, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

With copies to:

James Bitetto, Esq.

The Dreyfus Corporation

200 Park Avenue

New York, New York 10166

Total Number of Pages in this Application: 20

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT
STRATEGIC FUNDS, INC.	OF 1940 FOR AN ORDER OF EXEMPTION
and THE DREYFUS CORPORATION	FROM SECTION 15(a) OF THE INVESTMENT COMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES
200 Park Avenue	AND FORMS
New York, New York 10166

File No. 812-__________

Strategic Funds, Inc. (the “Company”) and The Dreyfus Corporation (the “Adviser” and, together with the Company, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the board of directors of the Company (the “Board”), to do the following without obtaining shareholder approval: (a) select certain investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of certain series of the Company (each, a “Fund” and, collectively, the “Funds”) pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”), and (b) materially amend an existing Subadvisory Agreement with a Subadviser.1 Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (1) Item 14(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) Item 48 of Form N-SAR; and (4) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.2

_____________________

[1]

Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or a person controlling, controlled by or under common control with the Adviser (included in the term “Adviser”), (b) uses the investment management structure described in this Application, and (c) complies with the terms and conditions of the Application (included in the term “Funds”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

[2]	Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for a Fund the services of one or more Subadvisers believed by the Board and the Adviser to be well-suited to manage the Fund without the delay and expense of convening a special meeting of shareholders. Under this manager of managers investment management approach, the Adviser would evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to the Subadvisers.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without the requested order, the Company may be precluded from timely effecting material amendments to a Subadvisory Agreement when the Adviser and the Board deem such amendments to be appropriate, or may be subject to the delays and additional expense of proxy solicitation when making these changes to a Subadvisory Agreement.

I.	BACKGROUND
A.	The Company

Strategic Funds, Inc., a Maryland corporation, is an open-end management investment company that is registered under the 1940 Act. Its shares are offered and sold pursuant to registration under the Securities Act of 1933, as amended (the “Securities Act”). It currently has the following nine Funds: Dreyfus Active MidCap Fund, Dreyfus Conservative Allocation Fund, Dreyfus Growth Allocation Fund, Dreyfus Moderate Allocation Fund, Dreyfus Select Managers Small Cap Value Fund, Dreyfus U.S. Equity Fund, Emerging Markets Opportunity Fund, Global Stock Fund and International Stock Fund. Each of these Funds has a separate investment objective, set of investment policies, and restrictions. Strategic Funds, Inc. has an eleven member Board, none of whom are “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

B.	The Adviser

Founded in 1947, the Adviser manages approximately $328 billion in 185 mutual fund portfolios. The Adviser is the primary mutual fund business of The Bank of New York Mellon Corporation (“BNY Mellon”), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services and treasury services through a worldwide client-focused team. BNY Mellon has more than $23 trillion in assets under custody and administration and $1.1 trillion in assets under management, and it services more than $13 trillion in outstanding debt.

The Adviser serves as investment adviser to each Fund pursuant to an investment advisory agreement with the Company (the “Advisory Agreement”). Under the terms of the Advisory Agreement, the Adviser provides a Fund with investment management, research and supervision, and furnishes a program of investment, evaluation and, if appropriate, sale and reinvestment of such Fund’s assets. For the investment management services it provides to each Fund, the Adviser receives from the Fund the fee specified in the Advisory Agreement. The fee is payable monthly at an annual rate based on the average daily net assets of the Fund. The Advisory Agreement permits the Adviser to enter into Subadvisory Agreements with one or more Subadvisers. Pursuant to its authority under the Advisory Agreement, the

Adviser (having obtained appropriate Board and shareholder approval) has entered into Subadvisory Agreements with various Subadvisers to provide investment advisory services to certain Funds.3

The Adviser may engage its affiliate, EACM Advisors LLC (“EACM”), to evaluate and recommend Subadvisers for a Fund and recommend the portion of a Fund’s assets to be managed by each Subadviser, as well as to monitor and evaluate the performance of Subadvisers for a Fund and recommend whether a Subadviser should be terminated by a Fund. 4 However, it is the Adviser’s responsibility to select, subject to the review and approval of the Board, Subadvisers to manage all or part of a Fund’s assets and review their performance. The Adviser also will be responsible for conducting all operations of a Fund except those operations contracted to a Subadviser, the Fund’s distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Fund. The services provided by EACM would not be duplicative of services provided by the Adviser or any Subadviser.

The Advisory Agreement has been implemented fully in compliance with Sections 15(a) and 15(c) of the 1940 Act. The Advisory Agreement has been approved by the shareholders of each Fund and by the Board, including a majority of the directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any Company or the Adviser (the “Independent Board Members”), at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from these requirements applicable to the Advisory Agreement. If the requested exemptions are granted, Applicants will continue to obtain Board and shareholder approval of the Advisory Agreement for a Fund.

C.	The Subadvisers and the Manager of Managers Arrangement

Applicants propose to have the flexibility to operate one or more Funds as a manager of managers fund. Under this structure, the Adviser will continue to serve as investment adviser to these Funds but may employ one or more Subadvisers to provide investment advisory services to all or a portion of the assets of the Funds, in accordance with the Adviser’s authority to enter into Subadvisory Agreements with one or more Subadvisers pursuant to the terms of its existing or amended Advisory Agreements. Any new Subadvisory Agreement with a Subadviser would be approved by shareholders of the Funds and by the Board, including a majority of the Independent Board Members, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. If the order requested in this Application is granted, however, shareholder approval of a Subadvisory Agreement will not be obtained, subject to the conditions set forth below.

The Adviser will select Subadvisers based on the Adviser’s continuing evaluation (or EACM’s evaluation, as applicable) of their skills in managing assets pursuant to particular investment styles. The Adviser (or EACM, as applicable) will screen potential new Subadvisers and engage in an on-going analysis of the continued advisability of retaining existing Subadvisers. From time to time, the Adviser

________________

[3]

The Adviser has entered into Subadvisory Agreements (after having obtained the appropriate Board and shareholder approvals) with the following Subadvisers: Walter Scott & Partners Limited in connection with Dreyfus U.S. Equity Fund, Global Stock Fund and International Stock Fund; Riverbridge Partners, LLC, Thompson, Siegel and Walmsley, LLC and Walthausen & Co., LLC in connection with Dreyfus Select Managers Small Cap Value Fund; and WestLB Mellon Asset Management (USA) LLC in connection with Emerging Markets Opportunity Fund.

[4]

The Adviser has engaged EACM to perform such services in respect of Dreyfus Select Managers Small Cap Value Fund. The Adviser may engage EACM to provide such services for other Funds in the future. Currently, EACM is the only affiliate of the Adviser that would perform these services now or in the future.

may recommend to the Board that the services of a Subadviser be terminated. 5 As a general matter, however, the Adviser does not expect to make frequent changes in Subadvisers.

A Subadviser will make specific investment decisions for the Fund it serves. The Subadviser will have discretionary authority to invest all or a portion of the assets of the Fund, subject to the general supervision of the Adviser and the Board. Each Subadviser is, and every future Subadviser will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser will enter into separate Subadvisory Agreements with each Subadviser. Under the terms of each of these Subadvisory Agreements, the Subadviser will have the authority to provide the Fund with advice concerning the management of the Fund’s investment portfolio or a portion of the portfolio. The Subadviser will determine which securities to purchase or sell and what portion of the Fund’s assets entrusted to the Subadviser should remain invested temporarily in cash. The Subadviser will keep certain records the 1940 Act and the Advisers Act require the Fund to maintain, and assist the Adviser in maintaining the Fund’s compliance with the relevant requirements of the 1940 Act. Each Subadviser will provide the Board on a regular basis with reports on its performance in managing a Fund.

For its services to a Fund, a Subadviser will receive a fee paid by the Adviser from the fee the Adviser receives from the Fund. The Adviser will negotiate the subadvisory fee rate with the Subadviser. The fee paid to a Subadviser of a Fund with multiple Subadvisers will depend on the rate the Adviser negotiates with the Subadviser and the percentage of the Fund’s assets the Adviser allocates to that Subadviser, which may change from time to time. The basis for the fee paid to such a Subadviser, therefore, will not necessarily be constant, and the relative fees paid to the various Subadvisers of such a Fund will vary. Because the Adviser will pay fees to the Subadvisers from the fees the Adviser receives from the Funds, there will be no duplication of advisory fees paid by shareholders of the Funds. Each Subadviser will bear its own expenses of providing subadvisory services to a Fund.

In accordance with the terms of the Advisory Agreement, the Adviser will evaluate the performance of each Subadviser. The Adviser will recommend to the Board the appointment of new Subadvisers as circumstances warrant,6 and negotiate and renegotiate the terms of the Subadvisory Agreements, including the subadvisory fees, with the Subadvisers. Subadvisers recommended to the Board by the Adviser will be selected and approved by the Board, including a majority of the Independent Board Members. If the requested order is granted, the Board, including a majority of the Independent Board Members, will approve a Subadvisory Agreement with each new Subadviser and any material amendments to the Subadvisory Agreement, but approval of shareholders of the Fund, in accordance with Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, will not be sought or obtained. 7

Each Subadviser will be an “investment adviser” (as defined in Section 2(a)(20) of the 1940 Act) to a Fund and its provision of advisory services is subject to, without limitation, Sections 15(c) and 36(b) of the 1940 Act. As required by Section 15(a) of the 1940 Act, each Subadvisory Agreement will precisely describe the compensation the Subadviser will receive for providing services to the Fund, and will contain the following other provisions: (1) the Subadvisory Agreement will continue in effect for

 ___________________

[5]	EACM, as applicable, also may make such recommendations to the Adviser.
[6]	EACM, as applicable, also may make such recommendations to the Adviser.
[7]

Shareholder approval of a Subadvisory Agreement with a Subadviser that would be an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Company or the Adviser (other than by reason of serving as a Subadviser to one or more of the Funds) (“Affiliated Subadviser”) will be obtained.

more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board, including a majority of the Independent Board Members, at the times and in the manner required by Section 15(c) of the 1940 Act;8 (2) the Subadvisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the Fund on sixty days’ written notice to the Subadviser; and (3) the Subadvisory Agreement will terminate automatically in the event of its assignment.

II.	EXEMPTIVE ORDER REQUESTED AND APPLICABLE LAW
A.	Shareholder Voting
1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract . . . has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Company, on behalf of any one or more of the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.	Discussion
a.	Necessary or Appropriate in the Public Interest

The Funds’ investment advisory arrangements would be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of a Fund that uses Subadvisers, the Adviser typically would not make the day-to-day investment decisions for the portions of the Fund’s portfolio that have been delegated to Subadvisers. Instead, the Adviser would establish an investment program for the Fund in such cases and select, supervise and evaluate the Subadvisers who make the day-to-

____________________

[8]

The Board will review each Subadvisory Agreement annually in accordance with the requirements of Section 15(c) of the 1940 Act, as well as in consideration of the disclosure requirements in Item 22(d)(6) of Form N-1A, in the same manner as the Board would review a subadvisory contract that is not covered by the requested order.

day investment decisions for the portions of the Fund’s portfolio they manage. This is a service that the Adviser believes would add value to the investments of Fund shareholders because the Adviser would be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which the Fund invests.

From the perspective of the investor, the role of the Subadvisers with respect to a Fund would be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers would be concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives and policies and would have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Company. Applicants believe that shareholders would look to the Adviser when they have questions or concerns about the Fund’s management or about their Fund’s investment performance. They expect the Adviser and the Board to select the Subadviser that is best suited to achieve the Fund’s investment objective.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for employment by a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect (e.g., an increase in the subadvisory fee), the shareholders of the Fund would have to approve the change. Moreover, the Fund would not be permitted to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval were obtained. In all of these cases, the need for shareholder approval would require the Company to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor. This process is costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser – i.e., the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense would be appropriate in the interests of Fund shareholders and would allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund would be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested order, the Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the Company and the Fund – the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of the Fund.

b.	Consistent with the Protection of Investors

Primary responsibility for managing a Fund, including the selection and supervision of the Subadvisers, would be vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement would remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it would be consistent with the protection of investors to vest the selection and supervision of Subadvisers to the

Adviser in light of the management structure of the Fund, as well as the shareholders’ expectation that the Adviser would be in possession of all information necessary to select the most able Subadvisers. The Adviser believes that investors would choose the Fund in part because of the added value to the Fund from having Subadvisers with particular expertise in the relevant market sectors.

In evaluating the services that a Subadviser provides to a Fund, the Adviser would consider certain information, including, but not limited to:

(1)       the nature of the advisory services the Subadviser provides to the Fund, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Fund;

(2)       a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Fund and the ability of the Subadviser to attract and retain capable personnel;

(3)       reports setting forth the financial condition and stability of the Subadviser, including persons that have a controlling ownership interest in the Subadviser; and

(4)       reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board would consider the reasonableness of the Subadviser’s compensation with respect to the Fund for which the Subadviser provides portfolio management services. The Adviser and the Board would analyze subadvisory fees in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board would consider certain information, including, but not limited to:

(1)	a description of the method of computing the fees;

(2)       comparisons of the proposed fees paid by the Adviser with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)       data with respect to the projected expense ratios of the Fund and comparisons with other mutual funds of comparable size.

If the requested order is granted, shareholders of the Funds would continue to receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund would include all information required by Form N-1A concerning the Subadviser for that Fund (except as discussed below with respect to the fees paid to the Subadviser). If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI would be supplemented promptly pursuant to Rule 497(e) under the Securities Act. Furthermore, if a new Subadviser is appointed, the Fund would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”) within 90 days of the date the new Subadviser is appointed. The Information Statement would satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Securities Exchange Act of 1934 (the “1934 Act”)

(except as discussed below with respect to subadvisory fees). The Fund will send shareholders the Notice of Internet Availability of Information Statement described in Rule 14a-16 under the 1934 Act (the “Notice”), or will comply with the full set delivery option set forth in Rule 14a-16(n), within 90 days after the hiring of the Subadviser. The Fund will maintain all materials required under Rule 14a-16(b) on a Web site for 90 days after the Notice and/or full set are first sent to shareholders. Moreover, as indicated above, the Board would comply with the requirements of Section 15(c) before entering into or amending a Subadvisory Agreement.

c.	Consistent with the Policy and Provisions of the 1940 Act

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, and the company’s investment objective, policies and restrictions, are the features that distinguish one fund from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive order being requested would be fully consistent with this public policy.

The Advisory Agreements would continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Each Fund’s prospectus currently discloses that the Adviser is the investment adviser (i.e., the primary provider of investment advisory services) to the Fund. In addition, before relying on the requested order, if granted, the existing Funds will seek shareholder approval to operate in the manner described in the Application. 9

If the requested order is granted, a Fund’s prospectus would disclose that the Adviser may hire or change Subadvisers as appropriate and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Removing the requirement of shareholder approval in such case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. The Company would also promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in the Subadvisory Agreement, the shareholder may exchange his or her shares for those of another Fund or may redeem the shares.

B.	Disclosure of Subadvisers’ Fees
1.	Applicable Law
a.	Registration Statements

___________________________

[9]

One Fund, Dreyfus Select Managers Small Cap Value Fund, received the consent of the sole initial shareholder before offering the Fund’s shares to the public to operate as described in this Application and, thus, would not seek further shareholder approval.

               Item 14(a)(3) of Form N-1A requires an open-end fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser. An exemption is requested, therefore, to permit a Fund to disclose (as both a dollar amount and as a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”). For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser.

b.	Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

c.	Semi-Annual Reports

Item 48 of Form N-SAR requires a registered investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. The item may require the Funds to disclose the fees that are paid to the Subadvisers. An exemption is requested to permit a Fund to include only the Aggregate Fee Disclosure.

d.	Financial Statements

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisers. An exemption is requested to permit a Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Adviser will operate one or more of the Funds using the services of one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Subadviser does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Adviser in certain cases intends to operate one or more of the Funds using subadvisory services in a manner that is substantially different from that of conventional investment companies. By investing in such a Fund, shareholders hire the Adviser to manage the Fund’s assets by using its investment adviser selection and monitoring process to select and allocate all or portions of Fund assets among Subadvisers,10 rather than by hiring its own employees to manage those assets directly. The Adviser, under the overall supervision of the Board, takes responsibility for overseeing the Subadvisers it has selected, and recommending their hiring, termination and replacement. In return for its services, the Adviser receives an advisory fee from the Funds out of which it compensates the Subadvisers. Disclosure of the fees that the Adviser pays to each Subadviser does not serve any meaningful purpose since investors pay the Adviser to retain and compensate the Subadvisers. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers. 11

The requested order would benefit Fund shareholders because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. Many Subadvisers charge their customers for advisory services according to a “posted” fee schedule. While Subadvisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The requested order would allow the Adviser to negotiate more effectively with each individual Subadviser if the fees finally agreed upon by a Subadviser are not required to be disclosed.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2, as well as the disclosure requirements of the rules and forms discussed above, have been granted previously by the Commission. See, e.g., Grail Advisors LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order); AdvisorOne Funds and CLS Investments, LLC, Investment Company Act Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); GE Funds, et al., Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Trust for Professional Managers, et al., Investment Company Act Release Nos. 28382 (September

_________________________________

[10]	As described above, some of these functions may be performed by EACM.
[11]

The relief is consistent with the Commission’s disclosure requirements applicable to fund portfolio managers. See Form N-1A, Item 20(b). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of, and the method used to determine the compensation structure of, its “portfolio managers.” In addition to this disclosure with respect to fund portfolio managers, Applicants state that with respect to each Fund advised by a Subadviser, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

19, 2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Advisors Series Trust and FundQuest Incorporated, Investment Company Act Release Nos. 28175 (February 27, 2008) (notice) and 28201 (March 25, 2008) (order); Unified Series Trust, et al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007 (order); JNF Advisors, Inc., et al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order); and Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order).

III.	CONDITIONS FOR ORDER

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.         Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.         The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. Each Fund will hold itself out to the public as employing the management structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.         Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure. The Fund will send shareholders the Notice required by Rule 14a-16, or will comply with the full set delivery option set forth in Rule 14a-16(n), within 90 days after the hiring of the Subadviser. The Fund will maintain all materials required under Rule 14a-16(b) on a Web site for 90 days after the Notice and/or full set are first sent to shareholders.

4.         The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.         At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then existing Independent Board Members.

6.         When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.         Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then existing Independent Board Members.

8.         The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.         Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.       The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies, (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund’s assets, (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisers, (iv) monitor and evaluate the performance of Subadvisers, and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

11.       No director or officer of the Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.       Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.       In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, 12 the requested order will expire on the effective date of that rule.

IV.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the exemptive order sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is:

_________________________

[12]

In 2003, the Commission proposed Rule 15a-5 under the 1940 Act. Exemption From Shareholder Approval for Certain Subadvisory Contracts, Investment Company Act Rel. No. IC-26230 (Oct. 23, 2003) [68 FR 208 (Oct. 29, 2003)]. While the proposal has been withdrawn, Applicants’ requested order would expire on the effective date of any similar final rule that may be proposed and adopted in the future.

The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Applicants further state that all communications or questions concerning this Application should be directed to

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-6138

or

Janna Manes, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-6141

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. Under the provisions of each Applicant’s governing document and Bylaws, responsibility for the management of the affairs and business of the Applicant is vested in the Board, in the case of the Company, and the board of directors, in the case of the Adviser. Resolutions duly adopted by the Board on behalf of the Company, authorizing the preparation and filing on behalf of Applicant of the Application, are filed as an exhibit to this Application, and the undersigned officer of the Adviser is fully authorized under the Adviser’s certificate of incorporation and by-laws to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed this 2nd day of November, 2009.

STRATEGIC FUNDS, INC.

By: /s/ Jeff Prusnofsky
Vice President

THE DREYFUS CORPORATION

By: /s/ James Bitetto
Secretary

EXHIBIT INDEX

PAGE NUMBER
Exhibit A-1	Resolutions of Board of Directors of Strategic Funds, Inc.	A-1

Exhibit B-1	Verification of Strategic Funds, Inc.	B-1

Exhibit B-2	Verification of The Dreyfus Corporation	B-2

-i-

EXHIBIT A-1

STRATEGIC FUNDS, INC.

RESOLUTIONS ADOPTED BY THE

BOARD OF DIRECTORS ON DECEMBER 11, 2008

RESOLVED, that the Board of Directors of Strategic Funds, Inc. (the “Fund”), including the Board members who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund, hereby authorizes and directs the officers of the Fund, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for an order under Section 6(c) of the 1940 Act for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and regulations of the 1940 Act (the “Application”), and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the 1940 Act; and it was further

RESOLVED, that the Fund may rely on relief received pursuant to the Application in an order of the Commission at the discretion of the Fund’s officers; and it was further

RESOLVED, that each officer of the Fund, acting alone, hereby is authorized, empowered and directed to take any actions and execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purposes and intent thereof.

A-1

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 30, 2009 for and on behalf of Strategic Funds, Inc. (the “Company”); that he is the Vice President of the Company; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeff Prusnofsky
Vice President

B-1

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 30, 2009 for and on behalf of The Dreyfus Corporation (the “Company”); that he is the Secretary of the Company; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
Secretary

B-2